LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.: OTC BB: LNXGF

CLARIFICATION OF DISCLOSURE – BLN PROPERTY

For Immediate Release, March 7, 2005, Fairbanks, Alaska.

As a result of a review by the British Columbia Securities Commission, Linux Gold Corp. (LNXGF - OTCBB) is issuing the following press release to clarify our disclosure with regard to the BLN Gold property as follows:

1.
We are clarifying disclosure in our April 29, 2004 Offering Memorandum that the BLN Gold property is not a material property. We believe this property is not material as there was no significant change in the market price or value of our shares when we made disclosure regarding the BLN Gold property; and

2.
The company’s website previously suggested there was information available which related to the potential economic viability of the BLN project which would have been presented in a preliminary assessment or scoping study. Neither a preliminary assessment nor scoping study has been completed in accordance with NI 43-101. Accordingly, we have removed all references to potential economic implications from our website and our other disclosure documents.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.